SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Brasileira de Bebidas
Companhia de Bebidas das Américas – AmBev

Results of Exchange Offer for 8.75% Notes due 2013

São Paulo, September 17, 2004 – Companhia Brasileira de Bebidas (“CBB”) and Companhia de Bebidas das Américas – AmBev (“AmBev”) announced today the Exchange Offer to exchange up to US $500,000,000 aggregate principal amount of CBB’s new 8.75% Notes due 2013 (the “New Notes”), which have been registered under the U.S. Securities Act of 1933, as amended, pursuant to a registration statement declared effective on August 10, 2004, for its outstanding US $500,000,000 8.75% Notes due 2013 (the “Original Notes”), which were issued on September 18, 2003, in an offering dated November 9, 2003, expired at 5:00 p.m. New York City time on September 15, 2004. At the close of the Exchange Offer, CBB and AmBev were advised by the exchange agent that an aggregate of U.S. $494,669,000 of the Original Notes had been tendered in exchange for an equivalent amount of New Notes. The outstanding aggregate amount of Original Notes is $5,331,000.

Application has been made to list the New Notes on the Luxembourg Stock Exchange. The New Notes have been accepted for clearance through the facilities of the Depository Trust Company (“DTC”), Euroclear and Clearstream. The CUSIP, ISIN numbers and Common Code for the New Notes are 20441X AD 4, US20441XAD49 and 019901327 respectively.

The new notes will be issued under the indenture that governs the old notes and will be represented by one or more notes in registered global form (the “Global Notes”). On September 16, 2004, the Global Notes were deposited with The Bank of New York as custodian for DTC, for and on behalf of the participants in DTC, Euroclear and Clearstream.

For further information please contact: The Bank of New York, 101 Barclay Street New York, New York 10286, Attention: Corporate Trust Administration and The Bank of New York (Luxembourg) S.A., 1A, Hoehenhof, L-1736 Senningerberg, Luxembourg. All documents, in connection with the exchange offer, are available and may be obtained at the offices of the Exchange Agent, (The Bank of New York (Luxembourg) S.A., 1A, Hoehenhof, L-1736 Senningerberg, Luxembourg) during normal business hours.

By: THE BANK OF NEW YORK, as Exchange Agent

September 17, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.